

December 9, 2021

Leonard Tannenbaum
Chief Executive Officer
AFC Gamma, Inc.
525 Okeechobee Blvd.
Suite 1770
West Palm Beach, FL 33401

      Re: AFC Gamma, Inc.
          Draft Registration Statement on Form S-11
          Submitted November 12, 2021
          CIK No. 0001822523

Dear Mr. Tannenbaum:

We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-11

Prospectus Summary
Collateral Overview, page 8

1. We note the statement on page 2 that your "portfolio of loans had weighted average real estate collateral coverage of approximately 1.2 times our aggregate committed principal amount." Please expand your disclosure to clarify with specificity the limitations on your ability to foreclose under applicable state law and identify the material regulatory and legal risks associated with the jurisdictions in which your collateral is located. Further, please clarify whether listing standards would prevent you from foreclosing and taking possession of the real estate or other collateral. Please clarify whether the coverage ratio

would be achievable under circumstances where, for example, you were to sell the loan or force the borrower to sell the collateral in the event of a delinquency or default.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeeho M. Lee, Esq.